                                  SCHEDULE 13D

                                 (Rule 13d-101)

        Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a).


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                   Sonat Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   835415000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Michael Zilkha, 1201 Louisiana, Suite 3200, Houston, Texas 77002, (713) 655-5900
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 22, 1997
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D

-----------------------------------------------                     -----------------------------------------------------
|  CUSIP No.    |     835415000               |                     |
-----------------------------------------------                     -----------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Michael Zilkha
-------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)    [X]


                                                                                                    (b)    [ ]
-------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY



-------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*


        OO
-------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)           [ ]



-------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION


        United States of America
-------------------------------------------------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF
                                      9,534,117 shares**
         SHARES              --------------------------------------------------------------------------------------------
                               8      SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY                      -0-
                             --------------------------------------------------------------------------------------------
          EACH                 9      SOLE DISPOSITIVE POWER

       REPORTING
                                      9,534,117 shares**
         PERSON              --------------------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
          WITH

                                      -0-
-------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        9,534,117 shares**
-------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]



-------------------------------------------------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         8.5%**
-------------------------------------------------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON


         IN
-------------------------------------------------------------------------------------------------------------------------
                                      *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

** See Item 5 for a discussion of the calculation of the number of shares and percent of class represented thereby.

                                 SCHEDULE 13D

-----------------------------------------------                     -----------------------------------------------------
|  CUSIP No.     |    835415000               |                     |
-----------------------------------------------                     -----------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Selim K. Zilkha Trust
-------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)    [X]


                                                                                                    (b)    [ ]
-------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY



-------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*


        OO
-------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)           [ ]



-------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION


        California
-------------------------------------------------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF
                                      15,807,891 shares**
         SHARES              --------------------------------------------------------------------------------------------
                               8      SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY                      -0-
                             --------------------------------------------------------------------------------------------
          EACH                 9      SOLE DISPOSITIVE POWER

       REPORTING
                                      15,807,891 shares**
         PERSON              --------------------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
          WITH

                                      -0-
-------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,807,891 shares**
-------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


-------------------------------------------------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.0%**
-------------------------------------------------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         OO; Trust
-------------------------------------------------------------------------------------------------------------------------
                                  *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

** See Item 5 for a discussion of the calculation of the number of shares and percent of class represented thereby.

                                 SCHEDULE 13D

-----------------------------------------------                     -----------------------------------------------------
|  CUSIP No.     |    835415000               |                     |
-----------------------------------------------                     -----------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Selim K. Zilkha, as Trustee of the Selim K. Zilkha Trust
-------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)    [X]


                                                                                                    (b)    [ ]
-------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY



-------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*


        OO
-------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)           [ ]



-------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION


        United States of America
-------------------------------------------------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF
                                      15,807,891 shares**
         SHARES              --------------------------------------------------------------------------------------------
                               8      SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY                      -0-
                             --------------------------------------------------------------------------------------------
          EACH                 9      SOLE DISPOSITIVE POWER

       REPORTING
                                      15,807,891 shares**
         PERSON              --------------------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
          WITH

                                      -0-
-------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        15,807,891 shares**
-------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]



-------------------------------------------------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.0%**
-------------------------------------------------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON


         IN
-------------------------------------------------------------------------------------------------------------------------
                                 *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

** See Item 5 for a discussion of the calculation of the number of shares and percent of class represented thereby.

                                 SCHEDULE 13D

-----------------------------------------------                     -----------------------------------------------------
|  CUSIP No.     |    835415000               |                     |
-----------------------------------------------                     -----------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Selim K. Zilkha (1996) Annuity Trust
-------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)    [X]


                                                                                                    (b)    [ ]
-------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY



-------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)           [  ]


-------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        California
-------------------------------------------------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF
                                      1,449,017 shares**
         SHARES              --------------------------------------------------------------------------------------------
                               8      SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY                      -0-
                             --------------------------------------------------------------------------------------------
          EACH                 9      SOLE DISPOSITIVE POWER

       REPORTING
                                      1,449,017 shares**
         PERSON              --------------------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
          WITH

                                      -0-
-------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,449,017 shares**

-------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


-------------------------------------------------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3%**
-------------------------------------------------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         OO; Trust
-------------------------------------------------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

** See Item 5 for a discussion of the calculation of the number of shares and percent of class represented thereby.

                                 SCHEDULE 13D

-----------------------------------------------                     -----------------------------------------------------
|  CUSIP No.     |    835415000               |                     |
-----------------------------------------------                     -----------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ezra Zilkha, as Trustee of the Selim K. Zilkha (1996) Annuity Trust
-------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)    [X]


                                                                                                    (b)    [ ]
-------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY



-------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)           [ ]


-------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
-------------------------------------------------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF
                                      1,449,017 shares**
         SHARES              --------------------------------------------------------------------------------------------
                               8      SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY                      -0-
                             --------------------------------------------------------------------------------------------
          EACH                 9      SOLE DISPOSITIVE POWER

       REPORTING
                                      1,449,017 shares**
         PERSON              --------------------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
          WITH

                                      -0-
-------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,449,017 shares**

-------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


-------------------------------------------------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3%**
-------------------------------------------------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 5 for a discussion of the calculation of the number of shares and percent of class represented thereby.

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D is being filed by Michael Zilkha, the Selim K. Zilkha Trust, the Selim K. Zilkha (1996) Annuity Trust, Selim K. Zilkha (as trustee of the Selim K. Zilkha Trust) and Ezra Zilkha (as trustee of the Selim K. Zilkha (1996) Annuity Trust) (collectively, the "Reporting Persons"), who may be deemed to comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Statement on Schedule 13D relates to the beneficial ownership of shares of common stock, par value $1.00 per share ("Company Common Stock"), of Sonat Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is Amsouth-Sonat Tower, 1900 5th Avenue N., Birmingham, Alabama 35203.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c)   The information required to be filed in response to
paragraphs (a), (b) and (c) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the Reporting Persons who are natural persons are citizens of the United States of America. Both the Selim K. Zilkha Trust and the Selim
K. Zilkha (1996) Annuity Trust are trusts created under the laws of the State of California.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Company Common Stock being reported on in this Statement will be acquired by the Reporting Persons pursuant to the Merger Agreement (as such term is defined in Item 4 of this Statement). For a description of the Merger (as such term is defined in Item 4 of this Statement), see Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

         On November 22, 1997, the Company and Zilkha Energy Company, a Delaware corporation ("Zilkha"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly owned subsidiary of the Company would be merged (the "Merger") with and into Zilkha and the issued and outstanding shares of capital stock of Zilkha, all of which shares are held by Michael Zilkha, the Selim K. Zilkha Trust, Selim K. Zilkha, as trustee of such trust, the Selim K. Zilkha (1996) Annuity Trust and Ezra Zilkha, as trustee of such trust, would be converted into the right to receive a number of shares of Company Common Stock equal to $1,044,850,000 (subject to adjustment in certain instances) divided by the average closing price on the New York Stock Exchange (the "Closing Price") of the Company Common Stock on the 15 consecutive trading days ending on and including the third trading day prior to the effective time of the Merger. Pursuant to the Merger Agreement, the number of shares of Company Common Stock to be issued in exchange for all outstanding shares of capital stock of Zilkha will be calculated based upon a Closing Price that is no more than $51 and, unless the Company otherwise agrees, no less than $39. The consummation of the Merger is subject to, among other things, customary federal antitrust review, registration under the Securities Act of 1933, as amended (the "Act"), of the shares of Company Common Stock issuable in the Merger, and, pursuant to the requirements of the New York Stock Exchange, the approval of the Company's shareholders.

         No cash payments, other than in respect of fractional shares, will be made to the shareholders of Zilkha in connection with the Merger.

         Pursuant to the terms of the Merger Agreement, immediately after the effective time of the Merger, the Board of Directors of the Company will take such action as may be necessary to increase the size of the Company's Board of Directors from 13 members to 14 members and shall cause to be appointed to the Company's Board of Directors Michael Zilkha and Selim K. Zilkha (together, the "Zilkhas"). Michael Zilkha will be appointed a Class I director with a term of office expiring in 1999, and Selim K. Zilkha will be appointed a Class III director with a term of office expiring in 1998. After such appointments and until such time as the Zilkhas or the members of their immediate families beneficially own, directly or indirectly, less than 8% of the outstanding shares of the Company's Common Stock, the Company's Board of Directors will cause the Zilkhas to stand for election to the Company's Board of Directors at the Company's next succeeding Annual Meeting of Stockholders following expiration of their respective terms of office and will support the election of each such person. In addition, the Zilkhas will be appointed to the Strategic Planning Committee of the Company's Board of Directors.

         The Company has agreed to enter into a Registration Rights Agreement (the "Registration Rights Agreement") at the effective time of the Merger pursuant to which Michael Zilkha, Selim K. Zilkha, the Selim K. Zilkha Trust and the Selim K. Zilkha (1996) Annuity Trust (collectively, the "Zilkha Entities") would be entitled to require the Company to register shares of Company Common Stock owned by any of them under the Act, at any time during the five-year period following the effective time of the Merger. However, the Company will not be required to effect more than three such registrations during such period. In addition, the Registration Rights Agreement would entitle the Zilkha Entities to include shares of Company Common Stock owned by them, subject to certain limitations, in a registration statement filed by the Company under the Act during the five-year period following the effective time of the Merger.

         The Reporting Persons may change any of their current intentions, acquire a beneficial interest in additional shares of Company Common Stock, sell or otherwise dispose of all or any part of the Company Common Stock beneficially owned by any of them, or take any other action with respect to the Company or any of its equity securities in any manner permitted by law. Reference is hereby made to Articles I, II, VI and VII of the Merger Agreement for a description of other transactions or events of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The filing of this Statement on Schedule 13D shall not be construed as an admission by any of the Reporting Persons that, for purposes of Sections 13(d) and 13(g) of the Exchange Act, any of the Reporting Persons is the beneficial owner of the shares of Company Common Stock to which this Statement on Schedule 13D relates.

         The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit A hereto and incorporated herein by reference, and the form of Registration Rights Agreement, the full text of which is filed as Exhibit B hereto and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Company reported in the Merger Agreement that it had outstanding on September 30, 1997 an aggregate of 85,745,685 shares of Company Common Stock. Although the Reporting Persons do not admit that, for purposes of Sections 13(d) and 13(g) of the Exchange Act, they are the beneficial owners of the shares to which this Statement on Schedule 13D relates, if the Reporting Persons were deemed to be the beneficial owners of such shares, they would beneficially own a maximum of 26,791,025 shares of Company Common Stock, assuming that the Closing Price is $39 per share, or approximately 23.8% of the Company's Common Stock after the Merger. Of the 26,791,025 shares, each of Michael Zilkha, the Selim K. Zilkha Trust and the Selim K. Zilkha (1996) Annuity Trust would own 9,534,117 shares (approximately 8.5%), 15,807,891 shares (approximately 14.0%) and 1,449,017 shares (approximately 1.3%) of Company Common Stock, respectively. With respect to the 15,807,891 shares of Company Common Stock being reported on in this Statement on Schedule 13D by the Selim K. Zilkha Trust and Selim K. Zilkha, as trustee of such trust, it is estimated that 853,966 of such shares will be received by such trust in exchange for the preferred stock of Zilkha held by the trust. As of the date hereof, the preferred stock had a liquidation value and accrued unpaid dividends of $33,304,701. Selim K. Zilkha, as trustee of the Selim K. Zilkha Trust, and Ezra Zilkha, as trustee of the Selim K. Zilkha (1996) Annuity Trust, would be deemed to beneficially own the shares of Company Common Stock owned by the respective trusts, since each such individual has the sole power to vote and to dispose of such shares.

         (b) The number of shares of Company Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition for each Reporting Person is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

         (c) There have been no reportable transactions with respect to the Company Common Stock within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares as reported on this Statement on Schedule 13D.

         (d) Each of the Reporting Persons has the right to receive the dividends from, and the proceeds from the sale of, the respective shares of Company Common Stock reported by each such person on the cover pages of this Statement on Schedule 13D.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The responses to Item 2, Item 3 and Item 4, the Merger Agreement and the form of Registration Rights Agreement are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following are filed herewith as exhibits to this Schedule 13D:

         A. Agreement and Plan of Merger, dated as of November 22, 1997, between Zilkha Energy Company and Sonat Inc.

         B. Form of Registration Rights Agreement by and among Sonat Inc., Selim K. Zilkha, Michael Zilkha, Selim K. Zilkha Trust and Selim
              K. Zilkha (1996) Annuity Trust, included as Exhibit A to the Agreement and Plan of Merger filed as an exhibit to this Statement on Schedule 13D.

         C.   Joint Filing Agreement, dated as of December 2, 1997.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:        December 2, 1997

                                      /s/ Michael Zilkha
                                      -----------------------------------------
                                      Michael Zilkha

                                      SELIM K. ZILKHA TRUST

                                      /s/ Selim K. Zilkha
                                      -----------------------------------------
                                      Selim K. Zilkha, as Trustee

                                      /s/ Selim K. Zilkha
                                      -----------------------------------------
                                      Selim K. Zilkha

                                      SELIM K. ZILKHA (1996) ANNUITY TRUST

                                      /s/ Ezra Zilkha
                                      -----------------------------------------
                                      Ezra Zilkha, as Trustee

                                      /s/ Ezra Zilkha
                                      -----------------------------------------
                                      Ezra Zilkha

                                  SCHEDULE I


-------------------------------------------------------------------------------------------------------------------
 NAME                                 BUSINESS ADDRESS                     OCCUPATION
-------------------------------------------------------------------------------------------------------------------
 Michael Zilkha                       1201 Louisiana, Suite 3200           Executive Vice President of
                                      Houston, Texas 77002                 Zilkha Energy Company
-------------------------------------------------------------------------------------------------------------------
 Selim K. Zilkha Trust                1201 Louisiana, Suite 3200           N/A
                                      Houston, Texas 77002
-------------------------------------------------------------------------------------------------------------------
 Selim K. Zilkha, Trustee of the      1201 Louisiana, Suite 3200           Chief Executive Officer of Zilkha
 Selim K. Zilkha Trust                Houston, Texas 77002                 Energy Company
-------------------------------------------------------------------------------------------------------------------
 Selim K. Zilkha (1996) Annuity       1201 Louisiana, Suite 3200           N/A
 Trust                                Houston, Texas 77002
-------------------------------------------------------------------------------------------------------------------
 Ezra Zilkha, Trustee of the Selim    767 5th Avenue, Suite 4605           Investor
 K. Zilkha (1996) Annuity Trust       New York, New York 10153
-------------------------------------------------------------------------------------------------------------------

                              INDEX TO EXHIBITS


         A. Agreement and Plan of Merger, dated as of November 22, 1997, between Zilkha Energy Company and Sonat Inc.

         B. Form of Registration Rights Agreement by and among Sonat Inc., Selim K. Zilkha, Michael Zilkha, Selim K. Zilkha Trust and Selim
              K. Zilkha (1996) Annuity Trust, included as Exhibit A to the Agreement and Plan of Merger filed as an exhibit to this Statement on Schedule 13D.

         C.   Joint Filing Agreement, dated as of December 2, 1997.